EXHIBIT 99.1



                                                                  19 June 2002

                                 MIH Limited


Contacts:     Mark Sorour                           Beverley Branford
              SVP Corporate Finance & Investor      VP Investor Relations
              Relations
              MIH Limited                           MIH Limited
              +27 83 444 000 7                      +31 65 155 2660
              msorour@media24.com                   bbranford@mih.com
              -------------------                   -----------------


                             MIH LIMITED ANNOUNCES
              FINANCIAL RESULTS FOR THE YEAR ENDED 31 MARCH 2002


o  EBITDA up 188% to US$49 million
o  Total base now 57% digital subscribers
o  Disposal of OpenTV stake to Liberty Media

Hoofddorp, The Netherlands 25 June 2002 - MIH Limited (NASDAQ & Euronext Amsterdam : MIHL), the Subscriber Platforms Group, today announced its results for the financial year ended 31 March 2002. The Group reported EBITDA of US$49 million for the year (2001: US$ 17 million).

"Globally, share values across the TMT sectors have tumbled, and this affected MIH as well", says MIH CEO Cobus Stofberg, "In response to the global downturn, we have slashed costs in an effort to drive each of our businesses towards profitability. This decisive action has resulted in improved margins over the last six months pushing our EBITDA up by 188%. We have shifted our focus from new initiatives to existing businesses and from growth to profitability".

In response to the 42% strengthening of the US dollar against the South African rand, severe cost cuts were implemented, resulting in a 36% EBITDA improvement in the African business.

The Group's operations in Greece (NetMed), saw the launch of a competing pay-television service causing uncertainty in the market, resulting in a decline in revenue for the year, as well as a delay in achieving a positive EBITDA this year as budgeted. While the Group expects this trend to continue in the short term, NetMed is an important core business and the Group is committed to providing resources, skills and human expertise to ensuring its long-term success.

MIH's 31% held pay-television business in Thailand, United Broadcasting Corporation (UBC), reported EBITDA of US$15 million, a 50% improvement on the previous year, and generated positive operating cash flows.

The Group's internet interests in Africa and Asia made sound progress with EBITDA losses cut sharply by more than 50%, largely as a result of rigorous cost-cutting, increased revenues and the ongoing efficient scaling of these businesses.

Irdeto is one of the few non-pirated encryption technologies available today. It is a solid business which is cash-flow positive. During the year, Irdeto gained official State Administration of Radio Film and Television (SARFT) approval as one of only two foreign vendors allowed to supply conditional access systems to the Chinese market.

Last month, MIH announced the disposal of its equity interest in OpenTV to Liberty Media. It is anticipated that the transaction will close during the next quarter.

A live audio webcast of MIH's financial results investor presentation and conference call will take place today at 08.00 EST, 14.00 GMT, 15.00 CET and can be accessed at www.worlductx.com/mih_prelims02


ENDS

About MIH Limited:

MIH Limited is listed on both NASDAQ and the Euronext Amsterdam Stock Market - ticker: MIHL.

The Group's activities are focussed on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 57% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in Asia.

Supporting its subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.

www.mih.com
-----------

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

                                 MIH Limited

                   Preliminary results for the years ended
                        March 31, 2002, 2001 and 2000

                         MIH Limited and Subsidiaries
               Condensed Consolidated Statements of Operations
              for the years ended March 31, 2002, 2001 and 2000
       (in millions of US dollars, except per share and share amounts)

                                                                   Restated         Restated
                                                   2002              2001             2000
-----------------------------------------------------------------------------------------------
Net revenues                                   $        644     $        683      $        683
Operating expenses:
  Cost of providing services                           (378)            (407)             (429)
  Selling, general and administrative                  (217)            (259)             (201)
  Depreciation                                          (44)             (38)              (33)
                                               -------------    -------------     -------------
Operating profit/(loss) before amortization               5              (21)              (20)
  Amortization                                          (56)
                                               -------------    -------------     -------------
Operating loss                                          (51)             (55)               (9)
Financial results, net                                  (32)             (22)              (19)
Equity results in joint ventures and associates         (17)             (76)              (42)
Net gains on disposals and dilutions                      8               29                18
Income taxation                                          (4)             (13)               (2)
Minority interest                                         2                2                 -
                                               -------------    -------------     -------------
Loss from continuing operations                         (94)            (135)             (55)
Results from discontinuing operations                  (152)             287             (55)
Loss arising on discontinuing operations               (196)               -             (55)
                                               -------------    -------------     -------------
     Net (loss)/profit                         $       (442)    $        152      $        (17)
                                               =============    =============     =============
Per share amounts:
  Loss from continuing operations
     Basic and diluted                         $      (1,68)    $      (2,43)     $      (1,07)

  Net (loss)/profit
     Basic                                     $      (7,82)    $       2,75      $      (0,34)
     Diluted                                   $      (7,82)    $       2,69      $      (0,34)

Shares used to compute per share amounts
    Basic                                        56 575 741       56 575 741        50 790 662
    Diluted                                      56 575 741       56 575 741        50 790 662


Note:

Operating profit/(loss) before amortization is presented supplementary as we believe it is the most appropriate measure for evaluating operating performance. We believe operating profit/(loss) before amortization is a standard measure commonly reported and widely used by analysts, investors and others associated with the pay-media industry. Operating profit/(loss) before amortization eliminates the uneven effect across reporting periods and companies of amortization of intangible assets acquired in business combinations accounted for by the purchase method of accounting. While many in the financial community consider operating profit/(loss) before amortization to be an important measure of comparative operating performance, it should be considered in addition to, and not as a substitute for, operating income, net income, cash flow and other measures of financial performance prepared in accordance with generally accepted accounting principles which are presented in the audited preliminary financial statements. Additionally, our calculation of operating profit/(loss) before amortization may be different than the calculation used by other companies and, therefore, comparability may be affected.

                       MIH Limited and Subsidiaries
                   Condensed Consolidated Balance Sheets
                          March 31, 2002 and 2001
                        (in millions of US dollars)

                                                    2002            2001
---------------------------------------------------------------------------
                  ASSETS

Current assets
     Cash and cash equivalents                  $   244          $   330
     Short-term marketable debt and equity
       securities                                    39               59
     Derivative assets                               22                -
     Other assets                                   170              173
                                                -------          -------
          Total current assets                      475              562
                                                -------          -------

Non-current assets
     Property and equipment, net                    287              267
     Intangible assets, net                         342              939
     Other non-current assets                       163              162
                                                -------          -------
          Total non-current assets                  792            1 368
                                                -------          -------
          TOTAL ASSETS                          $ 1 267          $ 1 930
                                                =======          =======

                LIABILITIES

Current liabilities
     Bank overdrafts and short-term loans       $    72          $    71
     Current portion of transponder and other
       leases                                        39               19
     Accounts payable and other current
       liabilities                                  278              276
                                                -------          -------
          Total current liabilities                 389              366
                                                -------          -------

Non-current liabilities
     Transponder and other leases                   256              210
     Long-term debt                                  66               20
     Program and film rights                         27               37
                                                -------          -------
          Total non-current liabilities             349              267
                                                -------          -------
          TOTAL LIABILITIES                         738              633
                                                -------          -------
Minority interest                                   290              612
                                                -------          -------
          TOTAL SHAREHOLDERS' EQUITY                239              685
                                                -------          -------
          TOTAL LIABILITIES AND SHAREHOLDERS'
            EQUITY                              $ 1 267          $ 1 930
                                                =======          =======

                       MIH Limited and Subsidiaries
         Consolidated Statement of Changes in Shareholders' Equity
                for the years ended March 31, 2002 and 2001
                        (in millions of US dollars)

                                                                                           Foreign
                                          Share Capital                                    currency
                                     --------------------     Accumulated     Hedging     translation
                                     Class A      Class B        Loss         reserve     adjustments     Total
                                     -------      -------     -----------     -------     -----------     -----
At April 1, 2000                        332           476           (399)           -            (43)       364

Issue of share capital                  207             -              -            -              -        207
Share issue expenses                     (9)            -              -            -              -         (9)
Treasury shares                         (19)            -              -            -              -        (19)
Net profit                                -             -            152            -              -        152
Capital injection by minorities           -             -              3            -              -          3
Translation adjustment                    -             -              -            -            (13)       (13)
                                     -------      -------     -----------     -------      ----------     -----
At March 31, 2001                        510          476           (245)           -            (56)       685

Opening balance adjustment in
  respect of adopting IAS39                -            -              1            7              -          8
Cash flow hedges                           -            -              -           12              -         12
Net loss                                   -            -           (442)           -              -       (442)
Translation adjustment                     -            -              -            -            (24)       (24)
                                     -------      -------     -----------     -------      ----------     -----
At March 31, 2002                    $   510      $   476     $     (686)     $    19      $     (80)     $ 239
                                     =======      =======     ===========     =======      ==========     =====


                         MIH Limited and Subsidiaries
               Condensed Consolidated Statements of Operations
              for the years ended March 31, 2002, 2001 and 2000
                         (in millions of US dollars)


------------------------------------------------------------------------------------------------
                                                              2002          2001          2000
------------------------------------------------------------------------------------------------
Net cash (used in)/from operating activities                    (11)           (71)          25

Net cash (used in)/from investing activities                   (103)            45         (219)

Net cash from financing activities                               30            184          324
                                                          -----------     -----------   --------
Net (decrease)/increase in cash and cash eqivalents             (84)           158          130
Cash and cash equivalents at beginning of the year              330            180           56
Translation adjustments on cash and cash equivalents             (2)            (8)          (6)
                                                          -----------     -----------   --------
Cash and cash equivalents at end of the year              $     224       $    330      $   180
                                                          ===========     ===========   =========

                       MIH Limited and Subsidiaries
                      Condensed segmental information
                for the years ended March 31, 2002 and 2001
                        (in millions of US dollars)



                                                        Net Revenue                  EBITDA                  Operating loss
                                                  ----------------------      ----------------------      ---------------------
                                                                Restated                    Restated                   Restated
                                                     2002         2001          2002          2001          2002         2001
------------------------------------------        ---------     --------      --------      --------      --------     --------
Subscriber platforms                              $    597      $    632      $    48       $    10       $   (43)     $   (56)
  Television                                           582           623           67            51            13           (4)
  Internet                                              15             9          (19)          (41)          (56)         (52)

MIH Technologies                                        62            60           11            18             3           13
  Irdeto Access

Central costs and inter-segment
eliminations                                           (15)           (9)         (10)          (11)          (11)         (12)
                                                  ---------     --------      --------      --------      --------     --------
MIH group/continuing operations                        644           683           49            17           (51)         (55)
                                                  =========     ========      ========      ========      ========     ========
Discontinuing operations                               103            93          (70)          (62)         (277)        (194)
  OpenTV                                                93            75          (33)          (32)         (234)        (160)
  Mindport                                              10            18          (37)          (30)          (43)         (34)

Results from non-consolidated                          188           180            3           (22)          (50)        (105)
  joint ventures in Subscriber Platforms
Television                                             137           123           15            10           (22)         (50)
Internet                                                51            57          (12)          (32)          (28)         (55)




Notes:

Except as described below, the same accounting policies and the methods of computation have been followed in this preliminary report as in the annual financial statements for the year ended March 31, 2001. These preliminary financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2001. With effect from April 1, 2001, the group adopted IAS 39 " Financial instruments - Recognition and Measurement". The effect of adopting this standard in respect of forward exchange contracts is summarized in the condensed consolidated statement of changes in shareholders equity.

                       MIH Limited and Subsidiaries
                         Supplemental information
                for the years ended March 31, 2002, 2001 and 2000
            (in millions of US dollars except per share amounts)


                                                               Restated      Restated
                                                   2002          2001          2000
---------------------------------------------------------------------------------------
Financial results, net                           $  (32)       $    (22)     $     (19)
  Interest income                                     8              15             10
  Interest expenses                                 (32)            (29)           (27)
  Dividends income                                    2               3              2
  Foreign exchange losses                            (5)            (11)            (4)
  Loss on marketable securities                      (5)              -              -

Investments                                         158             176            201
  Marketable debt and equity securities             108             104            118
  Associates, joint ventures and long-term
    private equity investments                       50              72             83

Market value of listed investments                  109              98            305

Commitments                                         149             232            225
  Capital expenditure                                 7               4              3
  Operating lease rentals                            61              79             89
  Program and film rights                            78             104            120
  Set-top boxes                                       3              45             13

Net asset value per share (cents)                392,02         1157,21         684,83

Net gains on disposals and dilutions                  8              29             18
  Introduction of minorities                         12              29              -
  Disposal of investments                            (4)              -             18

  Included in operating loss:
  Operating lease rentals                            19              18             16

(Losses)/profits from discontinuing operations     (152)            287             41
  OpenTV                                           (113)            318             77
  Mindport                                          (39)            (31)           (32)
  Other                                               -               -             (4)

Losses on discontinuing operations                 (196)              -             (4)
  OpenTV                                           (165)              -              -
  Mindport                                          (31)              -              -
  Other                                               -               -             (4)


COMMENTARY ON THE MIHL PRELIMINARY FINANCIAL INFORMATION FOR THE FINANCIAL YEAR ENDED MARCH 31, 2002


The audited results of the group for the year ended March 31, 2002 were as follows:

FINANCIAL AND OPERATIONAL HIGHLIGHTS

o The group recorded a consolidated EBITDA of US$ 49 million (2001: EBITDA US$ 17 million) for the year.

o The digital-television subscriber base continued to grow, reaching 1,15 million households representing 57% of the total subscriber base.

o The group sold its equity stake in OpenTV in May 2002.


SUBSCRIBER PLATFORMS

Africa
------

MultiChoice Africa (Pty) Limited's aggregate subscriber base ended at 1,28 million households. The digital base for Africa grew by 140 000 subscribers to 793 000 for the year, and now accounts for 62% of the total number of subscribers, establishing a platform for the roll-out of interactive television (iTV) services. The market in South Africa is now mature and growth in revenues from digital subscribers was in part offset by the 42 % devaluation of the South African rand against a strong US dollar, and the churn in analogue subscribers.


EBITDA increased by 36.2% to US$ 75 million.


Subsequent to the year-end, the group's interest in the subscriber management operation in the Middle East was disposed of and the group's interest in the Egyptian operation consolidated. MIH now owns 16,5% of the Egyptian pay-television platform, the only such operation in Egypt.

M-Web Holdings Limited (M-Web Africa) was delisted from the JSE Securities Exchange South Africa in July 2001. It developed a leading position in the South African market, ending the year with 247 000 dial-up subscribers and 2 600 hosted clients. The company continued with its `M-Web Anywhere' strategy to provide access to content and e-commerce services from virtually any communications device and multiple locations. Management's focus at M-Web Africa is on scaling costs, reducing losses, growing revenues and driving the business to profitability. During the year the group continued to increase its interest in M-Web Africa, by funding the business through convertible preference shares, increasing its stake from 22.3% to 41%.


Mediterranean
-------------

The number of pay-television households for NetMed at the end of the year totaled 317 000. The launch of a high-cost competing platform in Greece resulted in a decline in the analogue base in Greece to 165 000 households. However, the digital television service, NOVA, maintained its leading position in the region by adding 31 000 subscribers to end the year on 100 000. The Cyprus operation ended the year with 52 000 subscribers.

The launch of a competing pay-television service caused turbulence and confusion in the market. This has resulted in a decline in revenue from US$149.3 million to US$133.6 million for the year, as well as a delay in achieving profitability in the short term. EBITDA losses increased from US$3.5 million to US$7.3 million.

In October 2001 Antenna TV, Greece's leading free-television operator, joined forces with NetMed by acquiring a minority equity stake. As part of the strategic alliance, Antenna TV will provide NetMed with attractive local thematic programming from its extensive libraries.


Thailand and Indonesia
----------------------

During the year United Broadcasting Corporation Public Company Limited (UBC) acquired 30 000 new subscribers (mostly digital) and ended the year with 413 000.

An 18% subscription-price increase on the full bouquet was implemented during the year. UBC has secured the exclusive carriage of Thailand's favourite sport, English Premier League soccer, for another three years.

The business achieved a positive EBITDA of US$15 million, with management focussed on generating positive cash-flow.

M-Web Thailand, the MIH internet platform, is the premier local-content service provider in that country and consists of nine consumer-focused web sites. MIH has a majority interest in KSC Commercial Internet Company Ltd
(KSC), one of Thailand's largest internet service providers. KSC has 286 000 users accessing the internet on a prepaid basis, 17 000 accessing on a postpaid billing basis, and some 750 corporate customers.

Through arrangements with mobile operators, and by utilising its content, M-Web Indonesia delivers some 300 000 news and smart-message downloads every week.

Management focuses on developing the businesses while curtailing operational cash burn.


China
-----

The group's principal activity in China is an interest in an instant-messaging platform, QQ, in which the group acquired a 46.5% interest during the year. Instant messaging has become an important communications service and community-building tool worldwide. QQ processes around 500 million messages per day and has 1,5 million paying mobile subscribers across China. This business achieved positive EBITDA of US$3.1 million during the period under review.


IRDETO ACCESS


Irdeto Access has been selected as the conditional access (CA) vendor by some 76 operators in more than 40 countries worldwide. Some seven million Irdeto Access smartcards have been issued.

In the People's Republic of China, Irdeto Access recently acquired eight new clients, bringing its total number of Chinese clients to 17. It also gained official State Administration of Radio Film and

Television (SARFT) approval as one of two foreign vendors allowed to supply CA systems to the Chinese market.

During the year most Irdeto Access clients changed to new-generation CA systems and smartcards to upgrade security. Some 1,3 million smartcards were swopped with minimal operator interruption. Client operators experienced some additional growth, thanks to former pirate viewers acquiring proper paid-up subscriptions.

These operations had a positive EBITDA of US$10.8 million.


OPENTV

OpenTV provides a comprehensive suite of iTV solutions, including operating middleware, web-browser software, content and applications, content-creating tools, and professional services. OpenTV's runtime software now powers more than 25 million digital set-top boxes worldwide.

The group first invested in OpenTV in 1998. Since then it has developed it into the leading worldwide provider of iTV solutions.

OpenTV's business has historically been closely aligned to MIH's core subscription platform businesses. More recently it has diversified into new business activities, such as the development of an interactive software-application suite and games channels. This new growth phase started to steer it on a course away from MIH's core business activities.

Against this background we decided to monetise our investment in OpenTV. Subsequent to year-end the group's equity interest in OpenTV, which in aggregate cost the group approximately US$80 million to develop over time, was sold for a gross consideration of US$185 million to Liberty Media Corporation. Supply contracts between Open TV and the group's pay-television platforms will continue as before.

Mindport
--------

Mindport has been discontinued and we expect the costs to closure to be minimal going forward.


GROUP RESULTS


Notwithstanding the 41.9% devaluation of the South African rand against the US dollar and the launch of a competing DTH platform in the Mediterranean region, group consolidated revenues decreased by only 6% to US$644 million (2001:
US$683 million).

The group recorded an EBITDA profit of US$ 49 million (2001: US$ 17 million) for the year, mainly due to a 31% growth in EBITDA from the television Subscriber Platforms and a 50% reduction of the losses from the internet operations. This was achieved largely as a result of management's objective to relentlessly drive the business towards profitability through aggressive cost cutting, discontinuing certain operations and scaling operational expenditure in line with revenues in business units.

The operating profit/(loss) before amortization improved from a loss of US$21 million to a profit of US$5 million profit as a result of the increase in EBITDA, offset by the increased depreciation charge. Depreciation includes additional charges as a result of the capitalization of a new transponder lease in Africa. The amortization charge includes a once-off impairment charge of US$13 million.

The results from discontinuing operations include the operating results and closure costs of the Mindport business, as well as the operating results of OpenTV as a consequence of the disposal of our interest in this business. The loss on discontinuing operations relates to the goodwill owned by OpenTV that arose on its non-cash merger with Spyglass, Inc. in July 2000. Prior-year figures have been restated for comparable purposes.

Net group cash and liquid assets at the end of the year amounted to US$352 million (2001:US$433 million).

OUTLOOK

The group aims to maintain its leadership position in the markets where it operates, and to leverage its core competencies in subscriber platform management. In the year ahead, we will focus on building shareholder value, scaling our businesses to deliver operational efficiencies through rigorous attention to cost cutting, and growing recurring subscription revenues and profitability across our core subscription businesses.





On behalf of the board


T Vosloo                                             J D T Stofberg
Chairman                                             Chief executive





Directors


T Vosloo (chairman), J P Bekker, A A Coetzee, G Gard, S J Z Pacak, R R Romulo, A M Rosenzweig, A A Roux, J Steenkamp, J D T Stofberg (chief executive), J J Volkwyn, S F Ward.


Alternate director

M Sorour


Registration Agents                                           Paying Agent

EquiServe Trust                                      Mees Pierson N.V.

Mail Suite 4690                                         Rokin 55

P O Box 2532                                                 P O Box 243
Jersey City                                                  1 000 AE Amsterdam
New Jersey                                                   Netherlands
07303-2532


Registered Office

Abbott Building
Road Town
Tortola
British Virgin Islands

www.mih.com
-----------